Exhibit (a)(16)

National Interstate Corporation’s Board Adopts “Neutral” Recommendation Regarding Great American Insurance Company’s Tender Offer

Files Schedule 14D-9 with SEC Detailing Reasons for Board’s Recommendation

Richfield, Ohio, February 19, 2014 – National Interstate Corporation (Nasdaq: NATL) (the “Company”) today announced that it is filing a Schedule 14D-9 Solicitation/Recommendation Statement (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) in response to the unsolicited tender offer (the “Offer”) commenced by Great American Insurance Company (“GAIC”), a wholly-owned subsidiary of American Financial Group, Inc. (“AFG”) (NYSE/Nasdaq: AFG), to acquire all of the outstanding shares of common stock of the Company, other than shares owned by GAIC, at a purchase price of $30.00 per share in cash without interest.

The board of directors of the Company (the “Board”) has determined to express no opinion as to the Offer and to remain neutral with respect to the Offer. The Board is not expressing a view as to whether the Offer is fair to or in the best interests of the shareholders and is not making a recommendation regarding whether the shareholders should accept the Offer and tender their shares, and if so how many shares to tender, or reject the Offer and not tender their shares.

The Board has determined that a shareholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual shareholder’s particular circumstances. The Board urges each shareholder to make the shareholder’s own decision regarding the Offer based on all of the available information, including the adequacy of the purchase price in light of the shareholder’s own investment objectives, the shareholder’s views as to the Company’s prospects and outlook, the factors considered by the Board as described in the Schedule 14D-9, and any other factors that the shareholder deems relevant to the shareholder’s investment decision.

The Board encourages shareholders to review the Schedule 14D-9 in its entirety because it contains important information.

Important Information

This communication does not constitute an offer to buy or the solicitation of an offer to sell any securities. In response to the tender offer commenced by GAIC, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Investors and shareholders are urged to read the Company’s Solicitation/Recommendation Statement and other documents filed with the SEC in their entirety as they contain important information related to the GAIC tender offer. Investors and shareholders may obtain free copies of the Solicitation/Recommendation Statement and other documents (when they become available), as well as any other public filings made from time to time by the Company and in connection with GAIC’s tender offer, free of charge, at the SEC’s website at www.sec.gov and from the Company by directing a request to National Interstate Corporation at the contact information listed below.

About National Interstate Corporation

National Interstate Corporation (Nasdaq: NATL), founded in 1989, is the holding company for a specialty property-casualty insurance group. Headquartered in Richfield, Ohio, National Interstate is an independently operated subsidiary of Great American Insurance Company, a property-casualty subsidiary of American Financial Group, Inc. (NYSE: AFG) (Nasdaq: AFG).

Contact:

Gary Monda

National Interstate Corporation

877-837-0339

investorrelations@natl.com

www.natl.com